Exhibit 99.2

Additional Information: Company Balance Sheets (Parent Company Only)

		December 31,
	Note	2022	2021

		(in US$’000)
Assets
Current assets
Cash and cash equivalents		7,892	979
Short-term investments		—	55,128
Other receivables, prepayments and deposits		947	934
Total current assets		8,839	57,041
Investments in subsidiaries		726,430	972,831
Total assets		735,269	1,029,872
Liabilities and shareholders’ equity
Current liabilities
Other payables, accruals and advance receipts		124,178	42,952
Income tax payable		16	16
Total current liabilities		124,194	42,968
Other non-current liabilities		708	11
Total liabilities		124,902	42,979
Commitments and contingencies	15

Company’s shareholders’ equity
Ordinary shares; $0.10 par value; 1,500,000,000 shares authorized; 864,775,340 and 864,530,850 shares issued at December 31, 2022 and 2021 respectively	16	86,478	86,453
Additional paid-in capital		1,497,273	1,505,196
Accumulated losses		(971,481)	(610,328)
Accumulated other comprehensive (loss)/income		(1,903)	5,572
Total Company’s shareholders’ equity		610,367	986,893
Total liabilities and shareholders’ equity		735,269	1,029,872

Dividends

No dividend has been declared or paid by the Company since its incorporation.

Directors’ Remuneration

Directors’ remuneration disclosed pursuant to the Listing Rules, Section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	Year Ended December 31,
	2022	2021	2020

	(in US$’000)
Fees:	683	883	848
Other remuneration
Salaries, allowances and benefits in kind	1,173	1,160	1,093
Pension contributions	98	93	89
Performance related bonuses	1,587	2,245	2,005
Share-based compensation expenses (note)	2,036	5,553	3,336
	4,894	9,051	6,523
	5,577	9,934	7,371

Note: During the years ended December 31, 2022, 2021 and 2020, certain directors were granted share options and LTIP awards in respect of their services to the Group under the share option schemes and LTIP of the Company, further details of which are set out in Note 17. The share-based compensation expenses were recognized in the consolidated statements of operations during the years ended December 31, 2022, 2021 and 2020.

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(i)	Independent non-executive directors

The fees paid to independent non-executive directors were as follows:

	Year Ended December 31,
	2022	2021	2020

	(in US$’000)
Paul Carter	117	117	117
Karen Ferrante	103	103	103
Graeme Jack	111	111	104
Tony Mok	103	99	84
	434	430	408

The share-based compensation expenses of the independent non-executive directors were as follows:

	Year Ended December 31,
	2022	2021	2020

	(in US$’000)
Paul Carter	139	91	73
Karen Ferrante	139	91	73
Graeme Jack	139	91	73
Tony Mok	139	91	73
	556	364	292

There were no other remunerations payable to independent non-executive directors during the years ended December 31, 2022, 2021 and 2020.

(ii)	Executive directors and non-executive directors

	Year Ended December 31, 2022
		Salaries,		Performance
		allowances and	Pension	related	Share-based
	Fees	benefits in kind	contributions	bonuses	compensation	Total

	(in US$’000)
Executive directors
Simon To	85	—	—	—	139	224
Wei-guo Su	75	706	64	1,127	1,650	3,622
Johnny Cheng	75	340	29	442	732	1,618
Christian Hogg (note)	14	127	5	18	(1,319)	(1,155)
	249	1,173	98	1,587	1,202	4,309
Non-executive directors
Dan Eldar	—	—	—	—	139	139
Edith Shih	—	—	—	—	139	139
	—	—	—	—	278	278
	249	1,173	98	1,587	1,480	4,587

	Year Ended December 31, 2021
		Salaries,		Performance
		allowances and	Pension	related	Share-based
	Fees	benefits in kind	contributions	bonuses	compensation	Total

	(in US$’000)
Executive directors
Simon To	85	—	—	—	92	177
Wei-guo Su	75	412	35	835	1,934	3,291
Johnny Cheng	72	328	28	410	733	1,571
Christian Hogg (note)	77	420	30	1,000	2,246	3,773
	309	1,160	93	2,245	5,005	8,812
Non-executive directors
Dan Eldar	70	—	—	—	92	162
Edith Shih	74	—	—	—	92	166
	144	—	—	—	184	328
	453	1,160	93	2,245	5,189	9,140

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	Year Ended December 31, 2020
		Salaries,		Performance
		allowances and	Pension	related	Share-based
	Fees	benefits in kind	contributions	bonuses	compensation	Total

	(in US$’000)
Executive directors
Simon To	80	—	—	—	73	153
Wei-guo Su	75	362	32	736	1,472	2,677
Johnny Cheng	70	320	27	372	341	1,130
Christian Hogg (note)	75	411	30	897	1,012	2,425
	300	1,093	89	2,005	2,898	6,385
Non-executive directors
Dan Eldar	70	—	—	—	73	143
Edith Shih	70	—	—	—	73	143
	140	—	—	—	146	286
	440	1,093	89	2,005	3,044	6,671

Note: Mr Christian Hogg retired as executive director on March 4, 2022.

Five Highest-Paid Employees

The five highest-paid employees during years ended December 31, 2022, 2021 and 2020 included the following number of directors and non-directors:

	Year Ended December 31,
	2022	2021	2020

Directors	2	3	3
Non-directors	3	2	2
	5	5	5

Details of the remuneration for the years ended December 31, 2022, 2021 and 2020 of the five highest-paid employees who are non-directors (the “Non-director Individuals”) were as follows:

	Year Ended December 31,
	2022	2021	2020

	(in US$’000)
Salaries, allowances and benefits in kind	1,497	859	715
Pension contributions	51	52	48
Performance related bonuses	1,759	802	735
Share-based compensation expenses (note)	2,001	1,465	1,104
	5,308	3,178	2,602

Note: During the years ended December 31, 2022, 2021 and 2020, the Non-director Individuals were granted share options and LTIP awards in respect of their services to the Group under the share option schemes and LTIP of the Company, further details of which are set out in Note 17. The share-based compensation expenses were recognized in the consolidated statements of operations during the years ended December 31, 2022, 2021 and 2020.

The number of Non-director Individuals whose remuneration fell within the following bands is as follows:

	Year Ended December 31,
	2022	2021	2020

HK$10,000,000 to HK$10,500,000	—	—	2
HK$12,000,000 to HK$12,500,000	2	1	—
HK$12,500,000 to HK$13,000,000	—	1	—
HK$16,500,000 to HK$17,000,000	1	—	—
	3	2	2

During the years ended December 31, 2022, 2021 and 2020, no remuneration was paid by the Group to any directors or Non-director Individuals as an inducement to join the Group or as compensation for loss of office. Additionally, none of the directors or Non-director Individuals have waived any remuneration during the years ended December 31, 2022, 2021 and 2020.

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Reconciliation between U.S. GAAP and International Financial Reporting Standards

These consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards (“IFRS”). The effects of material differences prepared under U.S. GAAP and IFRS are as follows:

(i) Reconciliation of consolidated statements of operations

	Year Ended December 31, 2022
		IFRS adjustments
	Amounts as				Divestment of
	reported	Lease	Issuance	Capitalization	an equity
	under	amortization	costs	of rights	investee	Amounts
	U.S. GAAP	(note (a))	(note (b))	(note (c))	(note (d))	under IFRS

	(in US$’000)
Costs of goods—third parties	(268,698)	57	—	—	—	(268,641)
Research and development expenses	(386,893)	31	—	5,000	—	(381,862)
Selling expenses	(43,933)	49	—	—	—	(43,884)
Administrative expenses	(92,173)	182	—	—	—	(91,991)
Total operating expenses	(834,102)	319	—	5,000	—	(828,783)
Interest expense	(652)	(322)	—	—	—	(974)
Other expense	(13,509)	12	—	—	—	(13,497)
Total other (expense)/income	(2,729)	(310)	—	—	—	(3,039)
Loss before income taxes and equity in earnings of equity investees	(410,422)	9	—	5,000	—	(405,413)
Equity in earnings of equity investees, net of tax	49,753	(16)	—	—	—	49,737
Net loss	(360,386)	(7)	—	5,000	—	(355,393)
Less: Net income attributable to non-controlling interests	(449)	(5)	—	—	—	(454)
Net loss attributable to the Company	(360,835)	(12)	—	5,000	—	(355,847)

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	Year Ended December 31, 2021
		IFRS adjustments
	Amounts as				Divestment of
	reported	Lease	Issuance	Capitalization	an equity
	under	amortization	costs	of rights	investee	Amounts
	U.S. GAAP	(note (a))	(note (b))	(note (c))	(note (d))	under IFRS

	(in US$’000)
Costs of goods—third parties	(229,448)	40	—	—	—	(229,408)
Research and development expenses	(299,086)	23	—	11,111	—	(287,952)
Selling expenses	(37,827)	53	—	—	—	(37,774)
Administrative expenses	(89,298)	161	(163)	—	—	(89,300)
Total operating expenses	(684,445)	277	(163)	11,111	—	(673,220)
Gain on divestment of an equity investee	121,310	—	—	—	11,266	132,576
Interest expense	(592)	(400)	—	—	—	(992)
Other expense	(12,643)	9	—	—	—	(12,634)
Total other (expense)/income	(8,733)	(391)	—	—	—	(9,124)
Loss before income taxes and equity in earnings of equity investees	(215,740)	(114)	(163)	11,111	11,266	(193,640)
Income tax benefit/(expense)	(11,918)	—	—	—	370	(11,548)
Equity in earnings of equity investees, net of tax	60,617	(1)	—	—	(11,636)	48,980
Net loss	(167,041)	(115)	(163)	11,111	—	(156,208)
Less: Net income attributable to non-controlling interests	(27,607)	(2)	—	(27)	—	(27,636)
Net loss attributable to the Company	(194,648)	(117)	(163)	11,084	—	(183,844)

	Year Ended December 31, 2020
		IFRS adjustments
	Amounts as				Divestment
	reported	Lease	Issuance	Capitalization	of an equity
	under	amortization	costs	of rights	investee	Amounts
	U.S. GAAP	(note (a))	(note (b))	(note (c))	(note (d))	under IFRS

	(in US$’000)
Costs of goods—third parties	(178,828)	29	—	—	—	(178,799)
Research and development expenses	(174,776)	18	—	—	—	(174,758)
Selling expenses	(11,334)	51	—	—	—	(11,283)
Administrative expenses	(50,015)	132	860	—	—	(49,023)
Total operating expenses	(424,644)	230	860	—	—	(423,554)
Interest expense	(787)	(237)	—	—	—	(1,024)
Other expense	(115)	15	—	—	—	(100)
Total other (expense)/income	6,934	(222)	—	—	—	6,712
Loss before income taxes and equity in earnings of equity investees	(189,734)	8	860	—	—	(188,866)
Equity in earnings of equity investees, net of tax	79,046	4	—	—	—	79,050
Net loss	(115,517)	12	860	—	—	(114,645)
Less: Net income attributable to non-controlling interests	(10,213)	17	—	—	—	(10,196)
Net loss attributable to the Company	(125,730)	29	860	—	—	(124,841)

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(ii) Reconciliation of consolidated balance sheets

	December 31, 2022
		IFRS adjustments
	Amounts as				Divestment
	reported	Lease	Issuance	Capitalization	of an equity	LTIP
	under	amortization	costs	of rights	investee	classification	Amounts
	U.S. GAAP	(note (a))	(note (b))	(note (c))	(note (d))	(note (e))	under IFRS

	(in US$’000)
Right-of-use assets	8,722	(233)	—	—	—	—	8,489
Investments in equity investees	73,777	(37)	—	—	—	—	73,740
Other non-current assets	15,745	—	—	15,370	—	—	31,115
Total assets	1,029,445	(270)	—	15,370	—	—	1,044,545

Other payables, accruals and advance receipts	264,621	—	—	—	—	(3,701)	260,920
Total current liabilities	353,903	—	—	—	—	(3,701)	350,202
Total liabilities	392,575	—	—	—	—	(3,701)	388,874

Additional paid-in capital	1,497,273	—	(697)	—	—	3,701	1,500,277
Accumulated losses	(971,481)	(246)	697	16,084	—	—	(954,946)
Accumulated other comprehensive (loss)/income	(1,903)	8	—	(739)	—	—	(2,634)
Total Company’s shareholders’ equity	610,367	(238)	—	15,345	—	3,701	629,175
Non-controlling interests	26,503	(32)	—	25	—	—	26,496
Total shareholders’ equity	636,870	(270)	—	15,370	—	3,701	655,671

	December 31, 2021
		IFRS adjustments
	Amounts as				Divestment
	reported	Lease	Issuance	Capitalization	of an equity	LTIP
	under	amortization	costs	of rights	investee	classification	Amounts
	U.S. GAAP	(note (a))	(note (b))	(note (c))	(note (d))	(note (e))	under IFRS

	(in US$’000)
Right-of-use assets	11,879	(257)	—	—	—	—	11,622
Investments in equity investees	76,479	(24)	—	—	—	—	76,455
Other non-current assets	21,551	—	—	11,296	—	—	32,847
Total assets	1,372,661	(281)	—	11,296	—	—	1,383,676

Other payables, accruals and advance receipts	210,839	—	—	—	—	(12,836)	198,003
Total current liabilities	311,658	—	—	—	—	(12,836)	298,822
Total liabilities	333,147	—	—	—	—	(12,836)	320,311

Additional paid-in capital	1,505,196	—	(697)	—	—	12,836	1,517,335
Accumulated losses	(610,328)	(233)	697	11,084	—	—	(598,780)
Accumulated other comprehensive (loss)/income	5,572	(7)	—	185	—	—	5,750
Total Company’s shareholders’ equity	986,893	(240)	—	11,269	—	12,836	1,010,758
Non-controlling interests	52,621	(41)	—	27	—	—	52,607
Total shareholders’ equity	1,039,514	(281)	—	11,296	—	12,836	1,063,365

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Notes:

(a)	Lease amortization

Under U.S. GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as lease expenses, which results in a straight-line recognition effect in the consolidated statements of operations.

Under IFRS, all leases are accounted for like finance leases where right-of-use assets are generally depreciated on a straight-line basis while lease liabilities are measured under the effective interest method, which results in higher expenses at the beginning of the lease term and lower expenses near the end of the lease term.

(b)	Issuance costs

Under U.S. GAAP and IFRS, there are differences in the criteria for capitalization of issuance costs incurred in the offering of equity securities.

(c)	Capitalization of development and commercial rights

Under U.S. GAAP, the acquired development and commercial rights do not meet the capitalization criteria as further development is needed as of the acquisition date and there is no alternative future use. Such rights are considered as in-process research and development and were expensed to research and development expense.

Under IFRS, the acquired development and commercial rights were capitalized to intangible assets. The recognition criterion is always assumed to be met as the price already reflects the probability that future economic benefits will flow to the Group.

(d)	Divestment of HBYS

Under U.S. GAAP, an equity method investment to be divested that does not qualify for discontinued operations reporting would not qualify for held-for-sale classification. The investment in HBYS was not presented as a discontinued operation or as an asset classified as held-for-sale after the signing of the SPA in March 2021 and therefore, it was accounted for under the equity method until closing on September 28, 2021.

Under IFRS, an equity method investment may be classified as held-for-sale even if the discontinued operations criteria are not met. The investment in HBYS was not presented as a discontinued operation but was classified as held-for-sale and therefore equity method accounting was discontinued in March 2021 on the initial classification as held-for-sale. Accordingly, the reconciliation includes a classification difference in the consolidated statement of operations between gain on divestment of an equity investee, equity earnings of equity investees, net of tax and income tax expense.

(e)	LTIP classification

Under U.S. GAAP, LTIP awards with performance conditions are classified as liability-settled awards prior to the determination date as they settle in a variable number of shares based on a determinable monetary amount, which is determined upon the actual achievement of performance targets. After the determination date, the LTIP awards are reclassified as equity-settled awards.

Under IFRS, LTIP awards are classified as equity-settled awards, both prior to and after the determination date, as they are ultimately settled in ordinary shares or the equivalent ADS of the Company instead of cash.

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